UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number-0-25449

                           NOTIFICATION OF LATE FILING

(Check one)
Form 10-K  [X] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ]  Form N-SAR [ ]


                         For Period Ended December 31, 2001
                                          -----------------
                          __ Transition Report on Form 10-K and Form 10-KSB
                          __ Transition Report on Form  20-F
                          __ Transition Report on Form 11-K
                          __ Transition Report on Form 10-Q and Form 10-QSB
                          __ Transition Report on Form N-SAR
                          For the Transition Period Ended:_____________________

             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant: DIRECTPLACEMENT, INC.
                         ---------------------

Former Name of Registrant:
                          ----------------------------------------------

Address of Principal Executive Office (Street and Number):

3655 Nobel Drive, Suite 540, San Diego, CA 92122
------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X]            (a)    The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable effort or expense;

[X]            (b)    The subject annual report, semi-annual report, transition
                      report on Form 10-KSB, 20-F, 11-K or [X] Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form
                      10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-KSB without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Brian M. Overstreet         (858)                    623-1600
         -------------------       -----------        --------------------------
              (Name)               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         See Exhibit A attached hereto and made a part hereof.

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             DIRECTPLACEMENT, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  April 2, 2002               DIRECTPLACEMENT, INC.



                                    By: /s/ Brian M. Overstreet
                                        ----------------------------------------
                                    Name:  Brian M. Overstreet
                                    Title: President and Chief Executive Officer

              Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

       1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

       2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549. in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

       3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

       4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

       5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period 'bed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                                                       Exhibit A

RESULTS OF OPERATIONS

The comparability of the Company's result of operations are impacted by the Company's reverse acquisition merger with PPI Capital Group, Inc., and the acquisitions completed in the fourth quarter of 2001. The following tables sets forth, for the periods indicated, certain items in the Company's statements of operations.

Year Ended December 31, 2001 compared to the Year Ended December 31, 2000.

                                                              2001            2000
                                                          ------------     ----------
 Revenues
  Data service revenues                                    $   614,209    $    73,200
  Placement fees                                               806,684        240,000
  Commissions and other fees                                   451,254             --
  Interest and other                                             6,131         46,080
                                                          ------------     ----------
                                                             1,878,278        359,280

 Expenses
  Compensation and benefits                                  1,172,590        381,910
  Merger and acquisition expenses                              785,414             --
  Product research expenses                                    456,626        120,700
  Clearing and execution costs                                  92,544             --
  General and administrative                                 1,737,106        590,000
                                                          ------------     ----------
                                                             4,244,280      1,092,610
                                                          ------------     ----------

 Loss Before Interest, Depreciation and Amortization        (2,366,002)      (733,330)

 Other Income and Expenses
  Interest expense                                             450,844        171,910
  Depreciation & amortization                                  305,097        134,846

 Earnings Before Income Taxes                               (3,121,943)    (1,040,086)

 Income taxes                                                    2,400          3,141
                                                          ------------     ----------

 Net Loss                                                 $ (3,124,343)    (1,043,227)
                                                          ============     ==========